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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


For the month of December 2002

                            TOWER SEMICONDUCTOR LTD.
                (Translation of registrant's name into English)


                    P.O. BOX 619, MIGDAL HAEMEK, ISRAEL 10556
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F X   Form 40-F
                                       ----          ----


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                Yes      No  x
                                   ----     ----

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          On  November 13, 2002, the Registrant announced that it joined the ARM
Foundry  Program.  A  copy of the press release is attached hereto as Exhibit 1.

     On December 17, 2002, the Registrant announced that it enhanced its Fab 2 intellectual property portfolio by licensing industry-standard design platforms from Artisan Components, Inc. A copy of the press release is attached hereto as
Exhibit  2.

     This Form 6-K is being incorporated by reference in all effective registration statements filed by us under the Securities Act of 1933.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                    TOWER  SEMICONDUCTOR  LTD.



Date:  January  6,  2003                    By:     /s/  Sheldon  Krause
                                                    --------------------
                                                     Sheldon  Krause
                                                     Assistant Secretary



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